

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Werner Lanthaler
Chief Executive Officer
Evotec AG
Essener Bogen 7
22419 Hamburg
Germany

       Re: Evotec AG
           Amendment No. 2 to Registration Statement on Form F-1
           Filed October 26, 2021
           File No. 333-260143

Dear Dr. Lanthaler:

      We have reviewed your amended registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Other Agreements with Novo Nordisk A/S
Evotec International Research Collaboration and License Agreement, page 157

1.   Please expand your description of this agreement to disclose and quantify the applicable payment streams, including aggregate potential milestone payments and royalty rates, within a range of 10 percentage points. Additionally, please disclose the expected expiry of the last-to-expire patent licensed under the agreement.

      You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson